March 21, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Attention: Ms. Anu Dubey

100 F Street, N.E.

Washington, D.C. 20549

Re:	Blue Owl Technology Income Corp. – Preliminary Proxy Statement

Dear Ms. Dubey:

On behalf of Blue Owl Technology Income Corp. (the “Company”), set forth below is the Company’s response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), on March 19, 2024, regarding the Company’s preliminary proxy statement on Schedule 14A (the “Preliminary Proxy”) as filed with the SEC on March 14, 2024. Each of the Staff’s comments is set forth below and followed by the Company’s response. Where applicable, revisions to the Preliminary Proxy referenced in the below response will be set forth in the Company’s definitive proxy statement on Schedule 14A (the “Definitive Proxy Statement”).

1.	Comment: Please note that the preliminary proxies should be marked as “preliminary copies.” See Rule 14a-6(e) of the Securities Exchange Act of 1934 (the “Exchange Act”).

Response: The Company acknowledges the Staff’s comment and will mark future preliminary proxies as “preliminary copies” pursuant to Rule 14a-6(e) of the Exchange Act.

2.	Comment: In the “Letter from the CEO”, in the second paragraph under “Our Year” there is a reference to OTIC. Please identify who OTIC is.

Response: In the Definitive Proxy Statement the Company will define OTIC as “Blue Owl Technology Income Corp.”

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

3.

Comment: The Notice of Annual Meeting identifies the Company as a Maryland corporation. The Company is subject to the control share acquisition provisions. Please disclose in an appropriate location the terms and effect of such provisions and state that recent federal and state court precedent has found that control share acquisition provisions are not consistent with the Investment Company Act of 1940. If there are control shares as of the record date for the meeting please also disclose the number of control shares as of that date, as well as the treatment and effect of the control shares for purposes of determining quorum at the meeting and on the vote required to pass each proposal. See Item 21 of Schedule 14A.

Response: The Company respectfully advises the Staff that it has opted out of Maryland’s Control Share Acquisition Act in Article II, Section 13 of the Company’s Third Amended and Restated Bylaws which are filed as Exhibit 3.2 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

4.

Comment: On page 3, in the 5th bullet of the second question, please add “bad faith and reckless disregard of his or her duties” if not already included in the charter. Please see Section 17(i) of the 1940 Act.

Response: The Company respectfully notes to the Staff that this language is already included in Section 11.06 of the Charter.

5.	Comment: On page 3, in the 2nd bullet of the third question, please add the word “of common shares” after “public offering” if accurate.

Response: The Company will make the changes requested by the Staff in the Definitive Proxy Statement.

6.	Comment: On Page 10, under “Required Vote,” please conform the language to the similar language under “Required Vote” on page 32.

Response: The Company will make the changes requested by the Staff in the Definitive Proxy Statement.

7.	Comment: On page 28, under “Allocation of Investment Opportunities, in the second paragraph there is a reference of “exemptive relief described below.” Please specify where below it is described.

Response: In the Definitive Proxy Statement, the Company will clarify that the conditions of the exemptive relief are described under “Co-Investment Opportunities.”

8.

Comment: On page 33, under “Pre-Approval Policies and Procedures” add disclosure of whether the board’s audit committee has considered whether the provision of non-audit services that were rendered to the Company’s investment adviser or its affiliates that provide ongoing services to the Company that were not pre-approved is compatible with maintaining the principal accountants independents. See Item 9(e)(8) of Schedule 14A.

Response: In the Definitive Proxy Statement, the Company will clarify that the Audit Committee has considered and concluded that the provision of non-audit services rendered by KPMG LLP to the Company’s investment adviser and any entity controlling, controlled by, or under common control with the Company’s investment adviser that were not required to be pre-approved by the Audit Committee is compatible with maintaining KPMG LLP’s independence.

9.

Comment: On page 36, under “Description of Proposed Charter,” disclose the effect of each bulleted change identified on the existing charter provisions (ie, what is the resulting difference from the change).

Response: The Company will modify the “Description of the Proposed Charter” to read as follows:

The revisions contained in the Proposed Charter include, among other immaterial, clarifying, or conforming changes:

•	Amending Section 5.02 to clarify that the removal of directors under Section 5.07 may be approved by shareholders holding the majority of votes entitled to be cast.

Section 5.02 provides that generally, other than in certain enumerated circumstances, notwithstanding any provision of law permitting or requiring any action to be taken or approved by the affirmative vote of shareholders entitled to cast a greater number of votes, any such action shall be effective and valid if declared advisable by the Board and taken or approved by the affirmative vote of shareholders entitled to cast a majority of all the votes entitled to be cast on the matter.

Section 5.07 of the Charter provides that a director may be removed from office only by the affirmative vote of a majority of the votes entitled to be cast generally in the election of directors.

The purpose of this amendment is to clarify that Section 5.02 is not intended to change the vote required by Section 5.07 and that a director may be removed from office only by the affirmative vote of a majority of the votes entitled to be cast generally in the election of directors.

•	Amending Section 8.03(b) to add references to the NASAA Omnibus Guidelines.

The purpose of this amendment is to clarify that when the Adviser is providing other goods or services to the Company in connection with the operation of assets the costs and expenses associated with those goods and services will be in accordance with the NASAA Omnibus Guidelines.

10.	Comment: On page 9, under “The Adviser and Administrator” disclose the name and address of the distributor, if the Company has a distributor. See Item 22(a)(3)(i) of Schedule 14A.

Response: The Company will make the changes requested by the Staff in the Definitive Proxy Statement.

*      *      *

Please do not hesitate to contact me at (202) 383-0218, Kristin Burns at (212) 287-7023 or Dwaune Dupree (202) 383-0206 if you should need further information or clarification.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus